THE LINCOLN ELECTRIC COMPANY


Power of Attorney
To Sign and File
Section 16 and Rule 144 Reporting Forms



	THE UNDERSIGNED, Harry
Carlson, a Director of Lincoln Electric Holdings, Inc., hereby constitutes and appoints Frederick G. Stueber, Vincent K. Petrella or Jennifer I. Ansberry, as his or her attorney-in-fact to sign and file on the undersigned's behalf (i) any and all forms and reports required under
Section 16 of the Securities Exchange Act of 1934, including all Forms 3, 4 and 5, relating to Lincoln's equity securities and (ii) any and all notices required by Rule 144 under the Securities Act of 1933 with respect to the sale of shares of Lincoln's equity securities. This power of attorney shall remain valid, unless revoked in writing, for as long as the undersigned serves as a Director of Lincoln or until the reporting obligation ceases (whichever first occurs).

	IN WITNESS WHEREOF, the
undersigned hereunto places his or her hand.









 				  			  Harry Carlson



Date:  March 30, 2004